Exhibit 99.1

FangDD Reports First Quarter 2021 Unaudited Financial Results

Shenzhen, China, May 14, 2021 (GlobeNewswire) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a leading property technology company in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

•	Revenue increased by 6.9% to RMB291.0 million (US$44.4 million) from RMB272.1 million in the same period of 2020.

•	Net loss narrowed to RMB104.8 million (US$16.0 million) from RMB136.4 million in the same period of 2020.

•	Non-GAAP net loss[1] was RMB93.0 million (US$14.2 million) compared to RMB110.0 million in the same period of 2020.

First Quarter 2021 Operating Highlights

•	The number of active agents[2] in the Company’s marketplace was 221.1 thousand, representing an increase of 1.2% from 218.5 thousand in the same period of 2020.

•	The number of closed-loop agents[3] was 18.4 thousand, representing an increase of 174.6% from 6.7 thousand in the same period of 2020.

•	Total closed-loop GMV[4] facilitated on the Company’s platform increased by 67.0% to RMB29.9 billion (US$4.6 billion) from RMB17.9 billion in the same period of 2020. New property and resale listings contributed RMB16.4 billion (US$2.5 billion) and RMB13.5 billion (US$2.1 billion), respectively, to the total closed-loop GMV in the first quarter of 2021.

1 Non-GAAP net loss is defined as net loss excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2 “Active agents” refer to real estate agents who have visited the Company’s marketplace and used one or more of its functions within a period of time.

3 Closed-loop agents refer to real estate agents who have completed closed-loop transactions in the Company’s marketplace under the Company’s monitoring and control. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

4 “Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in the Company’s marketplace during the specified period. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

Mr. Yi Duan, Chairman and Co-Chief Executive Officer of FangDD, commented, “In 2020, while China’s total commercial housing sales were RMB17.4 trillion, developers had shifted their focuses to leveraging digital marketing channels to improve their operating efficiencies following the implementation of recent policies. As such, we expect 2021 to be the year in which digital marketing becomes an essential tool for developers to expand their businesses. Furthermore, the market for resale property services and value-added services to industry participants in Tier-1 and Tier-2 cities is growing exponentially. In light of these market trends, we are confident in the long-term growth prospects of our asset-light and technology-enabled platform model. We will remain committed to providing best-in-class services to both real estate agents and developers through our innovative SaaS offerings. We believe that such efforts will enable us to better capitalize on the opportunities brought about by the digitization of China’s real estate industry going forward.”

Mr. Xi Zeng, Co-Chief Executive Officer of FangDD, stated, “In the first quarter of 2021, we continued to strengthen the core competencies of our new construction property business while further expanding our resale property business. Additionally, we remained committed to leveraging our asset-light service model to improve our operating efficiency, while also focusing on development of SaaS solutions to better service developers’ increasing developers' digital marketing needs. Meanwhile, we also launched multiple pilot programs. Looking ahead, we expect our SaaS business to start generating revenues in the second quarter of 2021. In addition, we further expanded our resale property segment and its revenues increased substantially in the first quarter of 2021. Finally, we have made significant changes to our management team by appointing young talents to the director position in multiple cities to accelerate the development of our digital service capabilities for developers.”

Ms. Jiaorong Pan, Chief Financial Officer of FangDD, added, “Recognizing the current state of the fierce market competition, we will remain focused on optimizing products and improving efficiencies. With the increasing demand of advanced commission payments from agents, we are exploring technology-enabled solutions to address this need through supply chain financing products. Looking ahead, our top priorities in the near term will be the effective management of risks and continuous expansion of our profit margins. China's real estate industry is massive and rapidly evolving. As such, we believe that our ongoing efforts in refining our new construction property and resale property businesses will enable us to sustain our revenue growth and margin expansions going forward.”

First Quarter 2021 Financial Results

REVENUE

Revenue in the first quarter of 2021 increased by 6.9% to RMB291.0 million (US$44.4 million) from RMB272.1 million in the same period of 2020. In the first quarter of 2021, the Company continued to optimize its revenue mix and prioritized the generation of revenues from value-added services and new business initiatives, such as its SaaS solutions for various platform participants, with which the Company attempted to diversify its future revenue stream. As a result, the Company increased its revenues in the periods despite the fierce market competition.

COST OF REVENUE

Cost of revenue in the first quarter of 2021 increased by 15.7% to RMB257.7 million (US$39.3 million) from RMB222.7 million in the same period of 2020. This increase was due to i) higher commission fees payable to agents for the services they rendered, which resulted from the increased commissions from transactions; and ii) increased costs related to the various SaaS solutions that the Company offered to users of the Company’s marketplace participants in the first quarter of 2021 to diversify its future revenue stream.

GROSS PROFIT

Gross profit in the first quarter of 2021 decreased by 32.6% to RMB33.3 million (US$5.1 million) from RMB49.4 million in the same period of 2020. Gross margin in the first quarter of 2021 decreased to 11.4% from 18.2% in the same period of 2020.

OPERATING EXPENSES

Operating expenses in the first quarter of 2021, which included share-based compensation expenses of RMB11.9 million (US$1.8 million), decreased by 25.9% to RMB140.3 million (US$21.4 million) from RMB189.4 million in the same period of 2020, which included share-based compensation expenses of RMB26.4 million in the same period of 2020.

•	Sales and marketing expenses in the first quarter of 2021 increased to RMB37.9 million (US$5.8 million) from RMB1.4 million in the same period of 2020. This increase was primarily due to Company’s increased spending on brand promotion and marketing activities related to its new SaaS solutions offered to various platform participants in the first quarter of 2021.

•	Product development expenses in the first quarter of 2021 were RMB37.3 million (US$5.7 million) compared to RMB95.0 million in the same period of 2020. This decrease was attributable to the decreases in share-based compensation expenses and personnel-related expenses following the Company’s decision to shift its focus from expanding its product development team to optimizing its product development team’s operating efficiency and prioritizing the development of the Company’s SaaS solutions.

•	General and administrative expenses in the first quarter of 2021 were RMB65.2 million (US$10.0 million), compared to RMB93.1 million in the same period of 2020. This decrease was due to the decrease in share-based compensation expenses and the Company’s efforts to implement cost control initiatives in response to the impacts of fierce market competition.

NET LOSS

Net loss in the first quarter of 2021 was RMB104.8 million (US$16.0 million) compared to RMB136.4 million in the same period of 2020.

Non-GAAP net loss in the first quarter of 2021 was RMB93.0 million (US$14.2 million) compared to RMB110.0 million in the same period of 2020.

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (“ADS”) in the first quarter of 2021 were both RMB1.27 (US$0.19). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per ADS in the same period of 2020 were both RMB1.75. Each ADS represents 25 of the Company’s Class A ordinary shares.

Liquidity

As of March 31, 2021, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB872.3 million (US$133.1 million), short-term bank borrowings of RMB374.5 million (US$57.2 million), and un-utilized bank facilities of RMB495.5 million (US$75.6 million). For the first quarter of 2021, net cash used in operating activities was RMB4.8million (US$0.7 million).

Business Outlook

For the second quarter of 2021 the Company expects its revenue to be between RMB380 million and RMB420 million. This forecast only reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Friday, May 14 2021, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Fangdd Network Group Ltd. First Quarter 2021 Earnings Conference Call
Conference ID:	#7668126
Registration Link:	http://apac.directeventreg.com/registration/event/7668126

Due to the global outbreak of the novel coronavirus, operator assisted conference calls are not available at the moment. All participants must use the link provided above to complete the online registration process before the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through May 22, 2021, by dialing the following numbers:

International:	+61-2-8199-0299
United States:	+1-646-254-3697
Hong Kong, China:	+852-3051-2780
Replay Code:	#7668126

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.fangdd.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2021. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) and non-GAAP net margin by excluding share-based compensation expenses from income (loss) from operations and net income (loss). The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. Using the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared under GAAP, but should not be considered a substitute for, or superior to, financial measures prepared under GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or the “Company”) is a leading property technology company in China，operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud and big data, FangDD has fundamentally revolutionized the way real estate agents conduct business through a suite of modular products and services powered by SaaS tools, productions and technology. Of the approximately 2.0 million real estate agents in China, more than 1.6 million were on its platform as of December 31, 2020. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail:ir@fangdd.com

ICR, Inc.

Jack Wang

Phone: +1(646) 308-1649

E-mail: FangDD@icrinc.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	As of December 31,	As of March 31,
	2020	2021
Assets
Current assets
Cash and cash equivalents	843,448	806,451
Restricted cash	92,582	54,847
Short-term investments	9,000	11,000
Accounts receivable, net	2,252,103	1,992,863
Loans to equity method investees	92,116	-
Prepayments and other current assets	185,960	260,919
Total current assets	3,475,209	3,126,080

Total assets	4,047,952	3,645,292

LIABILITIES
Current liabilities
Short-term bank borrowings	443,444	374,500
Accounts payable	1,796,304	1,582,032
Customers’ refundable fees	36,074	36,583
Accrued expenses and other payables	281,648	250,911
Income tax payables	510	622
Total current liabilities	2,557,980	2,244,648

Total liabilities	2,581,954	2,269,165

Total Fangdd Network Group Ltd. shareholders' equity	1,443,463	1,356,687
Noncontrolling interests	22,535	19,440
Total equity	1,465,998	1,376,127

Total liabilities and equity	4,047,952	3,645,292

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	For the Three Months Ended March 31,
	2020	2021
Revenue	272,108	291,036
Cost of revenue	(222,715)	(257,717)
Gross profit	49,393	33,319

Operating expenses:
Sales and marketing expenses	(1,387)	(37,856)
Product development expenses	(94,979)	(37,264)
General and administrative expenses	(93,063)	(65,202)
Total operating expenses	(189,429)	(140,322)

Loss from operations	(140,036)	(107,003)

Net loss	(136,445)	(104,844)
Net loss attributable to noncontrolling interests	-	3,095
Net loss attributable to FANGDD Network Group Ltd.	(136,445)	(101,749)

Net loss	(136,445)	(104,844)
Other comprehensive income
Foreign currency translation adjustment, net of tax	10,887	3,109
Total comprehensive loss, net of tax	(125,558)	(101,735)
Total comprehensive loss attributable to noncontrolling interests	-	3,095
Total comprehensive loss attributable to ordinary shareholders	(125,558)	(98,640)

Net loss per share attributable to ordinary shareholders
- Basic	(0.07)	(0.05)
- diluted	(0.07)	(0.05)
Net loss per ADS attributable to ordinary shareholders
- Basic	(1.75)	(1.27)
- diluted	(1.75)	(1.27)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted
- Basic	1,984,641,870	1,996,169,081
- diluted	1,984,641,870	1,996,169,081

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands of Renminbi, except for share and per share data)

	For the Three Months Ended March 31,
	2020	2021
GAAP loss from operations	(140,036)	(107,003)
Share-based compensation expenses	26,431	11,864
Non-GAAP loss from operations	(113,605)	(95,139)

GAAP net loss	(136,445)	(104,844)
Share-based compensation expenses	26,431	11,864
Non-GAAP net loss	(110,014)	(92,980)

GAAP operating margin	(51.5)%	(36.8)%
Share-based compensation expenses	9.7%	4.1%
Non-GAAP operating margin	(41.7)%	(32.7)%

GAAP net margin	(50.1)%	(36.0)%
Share-based compensation expenses	9.7%	4.1%
Non-GAAP net margin	(40.4)%	(31.9)%